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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32928

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDSOUTH CAPITAL MARKETS GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 Summitrail lane
(No. and Street)

Dawsonville (City) Georgia (State) 30534 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Moody 706-216-0180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC
(Name – *if individual, state last, first, middle name*)

6111 Peachtree Dunwoody Rd, Bldg E, Suite 102 Atlanta, GA 30328
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy Moody, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDSOUTH CAPITAL MARKETS GROUP, INC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Teresa J. Whatley
Notary Public
Gwinnett, GA
Commission Expires 05/13/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x(o) Independent auditors' report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDSOUTH CAPITAL MARKETS GROUP, INC.
(formerly Penn Center Investments, Inc.)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2007 and 2006

MIDSOUTH CAPITAL MARKETS GROUP, INC.
(formerly Penn Center Investments, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2007 and 2006

CONTENTS

Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
MidSouth Capital Markets Group, Inc
Dawsonville, Georgia

We have audited the accompanying statements of financial position of MidSouth Capital Markets Group, Inc. (formerly Penn Center Investments, Inc.) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidSouth Capital Markets Group, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2007 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2007 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 26, 2008

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Phone (770) 351-0411 Fax (770) 351-0495 www.twcpaga.com

MIDSOUTH CAPTIAL MARKETS GROUP, INC.
(formerly Penn Center Investments, Inc.)

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 32,325	$ 62,650
Accounts receivable	888	-0-
Deferred tax asset	883	-0-
Other current assets	-0-	785
Total current assets	34,096	63,435
Property and equipment:		
Vehicle	22,000	-0-
Less: accumulated depreciation	(1,100)	-0-
	20,900	-0-
Other non-current assets:		
Amortizable intangible asset, net of accumulated amortization	17,902	26,405
Deferred tax asset	736	-0-
	18,638	26,405
Total assets	$ 73,634	$ 89,840
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable	$ 2,646	$ -0-
Accrued expenses	6,084	-0-
Income taxes payable	2,579	-0-
Total current liabilities	11,309	-0-
Stockholder's equity:		
Common stock; $1 par value, 91 shares authorized, 43 and 91 shares issued and outstanding at December 31, 2007 and 2006	43	91
Additional paid-in capital	65,574	95,909
Accumulated deficit	(3,292)	(6,160)
Total stockholder's equity	62,325	89,840
	$ 73,634	$ 89,840

See notes to financial statements and auditors' report.

MIDSOUTH CAPTIAL MARKETS GROUP, INC
(formerly Penn Center Investments, Inc.).

STATEMENTS OF OPERATIONS

	December 31, 2007	December 31, 2006
Revenues:		
Commissions and consulting fees	$ 406,096	$ 33,802
Interest income	211	1,292
Miscellaneous income	36,318	3,063
Total revenues	442,625	38,157
Expenses:		
Commissions	335,572	1,607
Professional fees	26,387	14,735
Employee benefits	8,719	4,521
Salaries and wages	37,899	-0-
Employment taxes	3,185	-0-
Occupancy costs and office expense	2,503	3,793
Communications	1,370	1,313
Regulatory fees and expenses	6,736	1,973
Depreciation and amortization	6,591	4,062
Travel and entertainment	8,438	-0-
Other operating expenses	1,397	1,159
Interest expense	-0-	2,000
Total expenses	438,797	35,163
Net income before income taxes	3,828	2,994
Income taxes:		
Current tax expense	2,579	-0-
Deferred tax (benefit)	(1,619)	-0-
Income tax expense	960	-0-
NET INCOME	$ 2,868	$ 2,994

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL MARKETS GROUP, INC.
(formerly Penn Center Investments, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated (Deficit)	Treasury Stock	Total Stockholder's Equity
	Shares	Amount				
Balances, January 1, 2006	100	$ 100	$ 9,900	$ 120,379	$ (9,000)	$ 121,379
Cancellation of treasury stock	(9)	(9)	(8,991)		9,000	-0-
Stockholder distributions				(65,000)		(65,000)
Net income, January 1 – May 24, 2006				9,154		9,154
Purchase accounting adjustments			95,000	(64,533)		30,467
Net loss, May 25 – December 31, 2006				(6,160)		(6,160)
Balances, December 31, 2006	91	$ 91	$ 95,909	$ (6,160)	-0-	$ 89,840
Stock redemption	(48)	(48)	(50,335)			(50,383)
Capital contribution			20,000			20,000
Net income				2,868		2,868
Balances, December 31, 2007	43	$ 43	$ 65,574	$ (3,292)	$ -0-	$ 62,325

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL MARKETS GROUP, INC.
(formerly Penn Center Investments, Inc.)

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2007 and 2006

Subordinated borrowings at January 1, 2006	$ -0-
Increases:	
Issuance of subordinated notes	-0-
Decreases:	
Payment on subordinated notes	-0-
Subordinated liabilities at December 31, 2006	-0-
Increases:	
Issuance of subordinated notes	-0-
Decreases:	
Payment on subordinated notes	-0-
Subordinated liabilities at December 31, 2007	$ -0-

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL MARKETS GROUP, INC.
(formerly Penn Center Investments, Inc.)

STATEMENTS OF CASH FLOWS

	December 31, 2007	December 31, 2006
Operating activities:		
Net income	$ 2,868	$ 2,994
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	6,591	4,062
Changes in operating assets and liabilities:		
Receivables	(888)	58,875
Deferred tax asset	(1,619)	-0-
Other current assets	785	-0-
Deposits	-0-	17,074
Accounts payable and accrued expenses	8,730	(7,337)
Income taxes payable	2,579	-0-
Net cash provided by operating activities	19,046	75,668
Investing activities:		
Purchase of property and equipment	(22,000)	-0-
Cash acquired in purchase of company	3,012	-0-
Net cash used in investing activities	(18,988)	-0-
Financing activities:		
Stockholder distributions	-0-	(65,000)
Stock redemption	(50,383)	-0-
Capital contribution	20,000	-0-
Net cash used in financing activities	(30,383)	(65,000)
Net change in cash and cash equivalents	(30,325)	10,668
Cash and cash equivalents, beginning of year	62,650	51,982
Cash and cash equivalents, end of year	$ 32,325	$ 62,650
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -0-	$ 2,000
Income taxes	$ -0-	$ -0-

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL MARKETS GROUP, INC.
(formerly Penn Center Investments, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

1. Description of Business

MidSouth Capital Markets Group, Inc. (formerly known as Penn Center Investments, Inc.) is a registered broker-dealer headquartered in Atlanta, Georgia. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Until May 2006, the Company was located in Philadelphia, Pennsylvania, at which time the Company was purchased and moved to the Atlanta metropolitan area. In January 2006, the Company ceased its brokerage operations in anticipation of pursuing a buyer for its broker-dealer license. During the latter half of 2006, the Company was re-organizing to commence investment banking activities, which occurred in 2007.

2. Summary of Significant Accounting Policies

Revenue Recognition
The Company recognizes revenues at the time investment banking and consulting fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which for investment banking activities typically occurs when the transaction relating to the agreement has consummated.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful life of the asset, which is five years.

Amortizable Intangible Asset
Intangible assets are recorded at cost. Amortization is provided on a straight-line basis over the estimated useful of the assets, which is five years. As disclosed in Note 3, the recorded intangible asset is attributable to the value assigned to the Company's existing broker-dealer registrations at the time it was purchased by a new owner. Management believes no impairment of the carrying value of this asset exists so long as the Company continues as a registered broker-dealer. The cost basis of the intangible asset is $27,455 and $30,467 at December 31, 2007 and 2006. Accumulated amortization is $9,553 and $4,062 at December 31, 2007 and 2006.

Income Taxes
Until May 24, 2006, the Company was treated as an S-corporation for income taxation purposes. As an S-corporation, the stockholders include their respective share of the Company's net income or loss in their individual income tax returns. Accordingly, no provision for the effects of income taxes is included in the accompanying financial statements relating to this period.

The Company's S-corporation election was terminated on May 25, 2006, whereupon it became a taxable C-corporation entity. Since that date, the Company accounts for income taxation effects as set forth in Statement on Financial Accounting Standards No. 109, "Accounting for Income Taxes ("SFAS 109") and related pronouncements. Under SFAS 109, deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain amounts in the accompanying 2006 financial statements have been reclassified to conform with 2007 financial statement presentation.

3. Change of Ownership

Effective May 25, 2006, the stockholders sold all issued and outstanding capital stock to Brush Investments, LLC, a Georgia limited liability company ("Buyer"). The Buyer paid cash consideration of $96,000 for $65,533 of net assets comprising substantially of cash and no liabilities, resulting in a purchase price in excess of net assets acquired of $30,467. The Company assigned all excess purchase price in purchase accounting to an amortizable intangible asset, attributing this value to the Company's existing registrations as a broker-dealer with federal and state regulatory authorities. The intangible asset acquired will be amortized over an estimated useful life of five years.

During the year ended December 31, 2007, the Company received additional cash of $3,012 from the Seller relating to the purchase. Accordingly, the Company adjusted its initial purchase accounting by reducing the carrying value of the intangible asset by this amount.

4. Income Taxes

No income tax provision or benefit recorded for the period May 25, 2006 to December 31, 2006. During this period, the Company had a net operating loss carryover for income tax purposes of $839, resulting in a deferred tax asset of $168 that was completely offset by a valuation allowance.

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. The temporary difference giving rise to the deferred income tax asset at December 31, 2007 consists primarily of differences in tax bases of assets and liabilities due to the Company being on the cash basis for tax purposes and accrual basis for financial reporting purposes. Management believes no valuation allowance is required for recorded deferred tax assets at December 31, 2007.

5. Supplemental Cash Flow Information – Non-Cash Activities

As disclosed in Note 3, during the year ended December 31, 2006, the Company was acquired by new ownership in a stock purchase transaction. Consideration paid of $96,000 exceeded net assets acquired (substantially all cash) by $30,467. The Company recorded this initial excess value paid through purchase accounting as an amortizable intangible asset.

6. Related Party Transactions

The Company pays rent for use of its office space which is owed by an officer on a month-to-month arrangement. Total rent paid to this officer is $1,600 for the year ended December 31, 2007.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1).

At December 31, 2007, the Company has net allowable capital of $21,016, which was $16,016 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio is 0.54 to 1 as of December 31, 2007. Accounts receivable, property and equipment, deferred tax assets and intangible assets reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

MIDSOUTH CAPITAL MARKETS GROUP, INC.
(formerly Penn Center Investments, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	62,325
Deduct member's equity not allowable for net capital		-0-
Total member's equity qualified for net capital		62,325
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Other (deductions) or allowable credits		-0-
Total capital and allowable subordinated liabilities		62,325
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		888
Deferred tax asset		1,619
Property and equipment, net		20,900
Other assets		17,902
Secured demand note deficiency		-0-
Commodity futures contracts and spot commodities/propriety capital charges		-0-
Other deductions and/or charges		-0-
Other additions and/or credits		-0-
Net capital before haircuts on securities positions (tentative net capital)		21,016
Haircuts on securities:		
Contractual securities commitments		-0-
Subordinated securities borrowings		-0-
Trading and investment securities:		-0-
Exempted securities		-0-
Debt securities		-0-
Options		-0-
Other securities		-0-
Undue concentrations		-0-
Other		-0-
Net capital	$	21,016
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	754
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital	$	16,016
Excess net capital at 1000%	$	19,885

(Continued)

MIDSOUTH CAPTIAL MARKETS GROUP, INC.
(formerly Penn Center Investments, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2007

AGGREGATE INDEBTEDNESS	
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$ 11,309
Add:	
Drafts for immediate credit	-0-
Market value of securities borrowed for which no equivalent value is paid or credited	-0-
Other unrecorded amounts	-0-
Total aggregate indebtedness	$ 11,309
Ratio: Aggregate indebtedness to net capital	0.54 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2007)	
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 23,595
Net audit adjustments	(2,579)
Net capital per above	$ 21,016

See notes to financial statements and auditors' report.

Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
MidSouth Capital Markets Group, Inc.
Dawsonville, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of MidSouth Capital Markets Group, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Phone (770) 351-0411 Fax (770) 351-0495 www.twcpaga.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tankiewicz Wright, LLC

Atlanta, Georgia
February 26, 2008

END